[API Advanced Photonix, Inc.]	2925 Boardwalk Ann Arbor, Michigan 48104 Phone (734) 864-5600 Fax (734) 864-5653

February 29, 2008

VIA EDGAR

Kristin Lochhead, Reviewing Acct.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Advanced Photonix, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007, Filed June 29, 2007
Form 10-Q for the Quarterly Period Ended December 28, 2007
File No. 001-11056

Dear Ms. Lochhead:

We acknowledge receipt of the Securities and Exchange Commission’s comment letter dated February 19, 2008, File Number 001-11056. We are in the process of drafting our response and anticipate filing it by March 31, 2008.

Sincerely,

/s/ Robin Risser
of ADVANCED PHOTONIX, INC.

Cc:	Jong Hwang
Brian Cascio
Acct. Branch Chief